1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

March 19, 2009
QMM: NYSE Alternext US
QTA: TSX VENTURE
NR-04-09

QUATERRA ANNOUNCES SILVER DISCOVERY AT AMERICAS PROJECT

Gold target also delineated at adjacent Mirasol prospect

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that it has intersected significant silver mineralization in one hole drilled at its 100%-owned Americas project in Durango, Mexico.

Six widely spaced reconnaissance core holes totalling 2,515 meters were completed at Americas in the fourth quarter of 2008 to evaluate a series of northwesterly striking epithermal quartz veins.

One of the holes contained significant silver mineralization. Hole AMD-3 intersected 32 meters of 28 g/t silver in the Marimar vein beginning at a depth of 80 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

Americas forms part of the Company’s Americas-Mirasol-Tecolotes projects, a group of contiguous concessions covering an area of 94,107 hectares (363 square miles), located in eastern Durango in the central part of the Mexican Silver Belt.

Mirasol
Continued mapping and sampling in the Mirasol concession, which is adjacent to Americas, has identified a new gold prospect at Loma Aguila. A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold. Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t. The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

“The Americas-Mirasol-Tecolotes concessions cover a huge hydrothermal system in the heart of the Mexican Silver Belt,” says Tom Turner, Quaterra’s Manager of Mexican Exploration. “It is encouraging that systematic mapping and sampling continue to delineate high-quality drill targets.”

Additional mapping , sampling and geophysical surveys are planned for both the Americas and Mirasol prospects, with drilling tentatively scheduled to begin in the second half of 2009.

The Americas-Mirasol-Tecolotes project area is located in the Municipality of Simon Bolivar, Durango, Mexico, about half way between the cities of Durango and Torreon. The Americas and Mirasol concessions are 100% owned by Quaterra through its Mexican subsidiary Aqua Tierra SA de SV. The Tecolotes concession is a joint venture between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over a four year period. A map showing the location of concessions and prospects is posted on the Quaterra website (www.quaterra.com).

Samples were prepped and analyzed by ALS Chemex in Hermosillo, Mexico and Vancouver, B.C. respectively. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.